July 30, 2014

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-2736
Attention: Tia Jenkins, Senior Assistant Chief Accountant
Myra Moosariparambil
Nasreen Mohammed

Re:	Cliffs Natural Resources Inc.
Form 10-K for the Fiscal Year Ending December 31, 2013
Filed February 14, 2014
Correspondence dated June 16, 2014
File No. 001-08944
Ladies and Gentlemen:
Cliffs Natural Resources Inc., an Ohio Corporation (the "Company"), is submitting this letter in response to the comment letter from the staff of the Securities and Exchange Commission (the "Commission"), dated June 16, 2014 (the “Comment Letter”), with respect to response dated June 5, 2014 related to the Company’s Annual Report on Form 10-K for the fiscal year ending December 31, 2013.
The Commission has asked that the Company either respond to the Commission’s comments in the Comment Letter within 10 business days or tell the Commission when the Company will provide a response. The Company previously requested that it be allowed to respond on or before August 4, 2014. The Company is now requesting that it be allowed to respond on or before August 29, 2014. This additional time will enable the Company to fully and adequately respond to the Commission’s comments.
If you have any questions regarding the foregoing, please contact the undersigned at (216) 694-4395.

Very truly yours,

CLIFFS NATURAL RESOURCES INC.

By:	/s/ Timothy K. Flanagan
Timothy K. Flanagan
Vice President, Corporate Controller
and Chief Accounting Officer